Exhibit 99.1

ASX ANNOUNCEMENT

February 16th, 2010

Genetic Technologies moves to assert its intellectual property rights and files patent infringement suit in USA

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) wishes to advise that it has filed a patent infringement suit in respect of its non-coding DNA technologies against nine parties in the US District Court, Western District of Wisconsin.  The counter-parties are Beckman Coulter Inc., Orchid Cellmark Inc., Gen-Probe Inc., Interleukin Genetics Inc., Molecular Pathology Laboratory Network Inc., Monsanto Inc., PIC USA Inc., Sunrise Medical Laboratories and Pioneer Hi-Bred International Inc.

The case is being prosecuted by the Company’s Colorado based law firm Sheridan Ross PC., a full-service intellectual property law firm which has successful patent prosecution and litigation groups.  Sheridan Ross has in the past successfully asserted and defended GTG’s intellectual property rights globally and a team of six partners and associates has been assembled to support the case.

Genetic Technologies has put in place arrangements pursuant to which the Company believes that the patent infringement suit should not have a material adverse impact on its finances.

Genetic Technologies’ CEO, Dr. Paul MacLeman said intellectual property was a cornerstone of biotechnology and other innovative industries.  “Genetic Technologies, like all hi-tech firms, seeks to maximize the value of its patents and returns to its shareholders by exploring all means to ensure that those using its technologies pay for fair and reasonable access to them,” he said.  “This new strategy systematises and builds on our existing successful out-licensing program.”

Genetic Technologies has previously licensed its non-coding DNA technology to 39 other parties in a wide variety of life sciences industries including Syngenta, LabCorp, GE, Thermo Fisher and others.  To date, approximately $50 million in fees has been generated from the granting of these licenses, with a further $11 million in contracted annuity income still to be received.  A previous enforcement action involving Applera Corporation (now ABI Biosystems) was settled on favourable terms in December 2005.  Furthermore, Genetic Technologies prevailed last year in a nullity action brought in the German Federal Patent Court and is now expanding its licensing efforts in Europe.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognising important new applications for “non-coding” DNA (DeoxyriboNucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all multicellular species.  Its three-pronged business strategy includes: 1) the global commercialisation of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management; and, 3) the commercialisation of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000

Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtglabs.com • Email: info@gtglabs.com

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040